Exhibit 99.26

DHX Media Ltd.

Unaudited Interim Condensed Consolidated

Financial Statements

September 30, 2014

(expressed in thousands of Canadian dollars)

November 13, 2014

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board of Directors.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed)	“Dana Landry”	(signed)	“Keith Abriel”
	Chief Executive Officer		Chief Financial Officer
	Halifax, Nova Scotia		Halifax, Nova Scotia

PricewaterhouseCoopers LLP

Summit Place, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, Canada B3J 3P6

T: +1 902 491 7400, F: +1 902 422 1166

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

DHX Media Ltd.

Unaudited Interim Consolidated Balance Sheets

As at September 30, 2014 and June 30, 2014

(expressed in thousands of Canadian dollars)

	September 30,	June 30,
	2014	2014
	$	$
Assets

Current assets

Cash	23,859	26,679
Restricted cash	16	32
Amounts receivable (note 5)	105,663	90,515
Prepaid expenses and deposits	18,235	4,778
Investment in film and television programs (note 6)	164,546	146,631

	312,319	268,635

Long-term amounts receivable (note 5)	5,917	5,774
Deferred financing fees	842	603
Property and equipment	13,126	11,515
Long-term investment	230	230
Intangible assets (note 7)	130,463	33,990
Goodwill (note 8)	158,269	103,483

	621,166	424,230
Liabilities

Current liabilities

Bank indebtedness (note 9)	10,000	4,930
Accounts payable and accrued liabilities	78,533	61,774
Deferred revenue	21,972	15,603
Interim production financing (note 9)	35,295	35,955
Current portion of long-term debt and obligations under finance leases (note 9)	22,670	8,526

	168,470	126,788

Long-term debt and obligations under finance leases (note 9)	207,670	61,918
Long-term deferred revenue	1,848	1,141
Other liability (note 4 (i))	11,942	-
Deferred income taxes (note 12)	19,252	11,034

	409,182	200,881

Shareholders’ Equity	211,984	223,349

	621,166	424,230
Commitments and contingencies (note 16)

The accompanying notes from an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Changes in Equity

For the three month period ended September 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

				Accumulated
				other
	Common		Contributed	comprehensive	Retained
	shares	Warrants	surplus	income (loss)	earnings	Total
	$	$	$	$	$	$
				(note 21)

Balance - June 30, 2013	151,275	390	11,875	(2,800)	2,135	162,875

Net income for the period	–	–	–	–	2,158	2,158
Other comprehensive income for the period	–	–	–	1,306	–	1,306
Comprehensive income for the period	–	–	–	1,306	2,158	3,464
Shares issued pursuant to the employee share purchase plan (“ESPP”)	14	–	–	–	–	14
Share-based compensation	–	–	590	–	–	590
Dividends accrued	–	–	–	–	(1,132)	(1,132)
Stock options exercised	774	–	(256)	–	–	518

Balance – September 30, 2013	152,063	390	12,209	(1,494)	3,161	166,329

Net income for the period	–	–	–	–	5,653	5,653
Other comprehensive income for the period	–	–	–	291	–	291
Comprehensive income for the period				291	5,653	5,944
Shares issued pursuant to the ESPP	62	–	–	–	–	62
Issued for cash consideration, net of costs and tax effect	37,495	–	–	–	–	37,495
Shares issued for the Epitome acquisition (note 4 (ii))	14,139	–	–	–	–	14,139
Warrants exercised	1,175	(390)	–	–	–	785
Share-based compensation	–	–	998	–	–	998
Dividends paid and reinvested	122	–	–	–	(3,975)	(3,853)
Stock options exercised	2,171	–	(721)	–	–	1,450

Balance - June 30, 2014	207,227	–	12,486	(1,203)	4,839	223,349

Loss for the period	–	–	–	–	(7,733)	(7,733)
Other comprehensive loss for the period	–	–	–	(2,893)	–	(2,893)
Comprehensive loss for the period	–	–	–	(2,893)	(7,733)	(10,626)
Shares issued pursuant to the ESPP	27	–	–	–	–	27
Stock options exercised	214	–	(69)	–	–	145
Share-based compensation	–	–	606	–	–	606
Dividends accrued	–	–	–	–	(1,517)	(1,517)

Balance - September 30, 2014	207,468	–	13,023	(4,096)	(4,411)	211,984

The accompanying notes from an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Income (Loss)

For the three month period ended September 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$

Revenues (note 20)	43,031	27,002

Expenses (income)
Direct production costs and expense of film and television produced and acquired library	19,451	12,859
Acquisition costs	3,918	1,233
Development expenses and other	240	–
Tangible benefit obligation expense (note 4 (i))	14,215	–
Amortization of property and equipment and intangible assets	1,671	1,349
Selling, general and administrative	11,953	8,052
Finance expense, net (note 13)	1,714	57
	53,162	23,550
Income (loss) before income taxes	(10,131)	3,452

Provision for (recovery of) income taxes
Current income taxes (note 12)	3,065	1,406
Deferred income taxes (note 12)	(5,463)	(112)

	(2,398)	1,294

Net income (loss) for the periods	(7,733)	2,158
Basic earnings (loss) per common share (note 18)	(0.06)	0.02
Diluted earnings (loss) per common share (note 18)	(0.06)	0.02

The accompanying notes from an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Comprehensive Income (Loss)

For the three month period ended September 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$

Net income (loss) for the periods	(7,733)	2,158

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(2,893)	1,306

Other comprehensive income (loss) for the periods	(2,893)	1,306

Comprehensive income (loss) for the periods	(10,626)	3,464

The accompanying notes from an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Cash Flows

For the three month period ended September 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the periods	(7,733)	2,158
Charges (credits) to income not involving cash
Amortization of property and equipment	571	443
Amortization of intangible assets	1,100	906
Accretion on tangible benefit obligation	143	–
Unrealized foreign exchange gain	(3,423)	(1,083)
Tangible benefit obligation expense	14,215	–
Finance fee expense	330	193
Share-based compensation	606	590
Deferred tax recovery	(5,463)	(112)
	346	3,095
Net investment in film and television programs	264	7,193
Net change in non-cash balances related to operations (note 19)	(1,981)	(8,060)

Cash provided by (used in) operating activities	(1,371)	2,228

Financing activities
Proceeds from issuance of common shares related to ESPP and options and warrants exercised and repayment of employee share purchase loans	172	532
Deferred financing fees	(4,441)	51
Proceeds from bank indebtedness	5,070	2,483
Repayment of interim production financing	(660)	(6,506)
Proceeds from long-term debt	166,360	24,790
Decrease in restricted cash	16	1,169
Repayment of long-term debt and obligations under finance leases	(112)	(2,816)

Cash provided by (used in) financing activities	166,405	19,703

Investing activities
Business acquisitions – cash paid, net of cash acquired	(166,051)	(26,894)
Cost of internally generated intangibles	(26)	–
Acquisition of property and equipment	(1,930)	(440)

Cash provided by (used in) investing activities	(168,007)	(27,334)
Effect of foreign exchange rate changes on cash	153	(139)
Net change in cash during the periods	(2,820)	(5,542)
Cash – Beginning of periods	26,679	12,640
Cash – End of periods	23,859	7,098

The accompanying notes from an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (TSX), admitted on May 19, 2006 (symbol DHX). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook – Accounting – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, as issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014. The financial statements should be read in conjunction with the Company’s financial statements for the year ended June 30, 2014.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s annual results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on November 12, 2014.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2014. Refer to note 3 of the Company’s financial statements for the year ended June 30, 2014 for more information on new accounting standards and amendments not yet effective.

Broadcast licenses

Intangible assets with indefinite useful lives are not amortized. Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

(1)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Broadcast licenses (continued)

Broadcast licenses by themselves do not generate cash inflows and therefore, when assessing these assets for impairment, the Company looks to the CGU to which the asset belongs.

Broadcast rights

Program and film rights for broadcasting are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months. Program and film rights for broadcasting acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contracting terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the balance sheet.

Any impairment charges are reported as operating expenses on the statement of income.

Tangible benefit obligation

As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving of the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) (note 4(i)), the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the statement of income.

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 did not have a significant impact on our financial statements.

4	Acquisitions

i)	On July 31, 2014, the Company acquired all of the outstanding shares of 8504601 Canada Inc., a newly formed company, holding substantially all the assets and select liabilities comprising the business of the Family Channel (“Family Channel Business”) for cash consideration of $170,000, subject to customary working capital adjustments, and subsequently renamed the acquired company DHX Television Ltd. The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior (English), Disney Junior (French) and Disney XD.

(2)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

4	Acquisitions (continued)

The preliminary value of goodwill of $54,911 arising from the acquisition is attributable to synergies to be realized from the vertical integration of operations.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of DHX Television since July 31, 2014. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in the notes to the Company’s consolidated financial statements for the year ended June 30, 2014.

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	6,197
Amounts receivable	11,043
Prepaid expenses and deposits	13,647
Investment in film and television programs	17,153
Property and equipment	259
Broadcast licenses	92,050
Other intangible assets	5,600
Goodwill	54,911
200,860
Liabilities
Accounts payable and accrued liabilities	15,113
Deferred income tax liabilities	13,499
28,612
Net assets acquired	172,248

The Company will finalize the purchase price allocation upon completion of the review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as an adjustment to the purchase price allocation.

As disclosed in note 3, as part of the CRTC decision approving the Company’s acquisition of the Family Channel Business, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability, which has been initially recorded at $14,215 as of the date of acquisition of DHX Television. The Company expects to incur annual cash expenditures of $2,473 in each of the next seven years to satisfy the tangible benefit obligations. The expected expenditures over the next twelve months have been recorded in accounts payable and accrued liabilities.

Concurrently with the acquisition of DHX Television, the Company entered into a new network affiliation agreement with an affiliate of Bell Media Inc. for the carriage of Family Channel Business services, with a term ending December 31, 2018 at market rates.

(3)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

4	Acquisitions (continued)

Had DHX Television been consolidated from July 1, 2014, the consolidated statement of income for the three months ended September 30, 2014 would show revenue of $49,625 and net loss of $6,188.

ii)	On April 3, 2014 (“Epitome Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of the Epitome group of companies (“Epitome”), which includes a library of over 550 half-hour episodes of Degrassi, Instant Star and Liberty Street and 66 one-hour episodes of The L.A. Complex and Riverdale. Total consideration of $36,229 is comprised of cash $22,090 and 2,915,263 common shares of the Company valued at $14,139. The purchase price includes an excess cash adjustment and net working capital adjustment, based on the opening balance sheet figures, of $8,590, which is included in the cash consideration. During the period, $7,577 of the excess cash portion of the consideration was paid, with the balance included in accounts payable and accrued liabilities at September 30, 2014.

The preliminary value of goodwill of $14,518 arising from the acquisition is attributable to synergies that arise from the expanded total library of the Company, the combined operations, the ability to expand into the global teen market and the acquisition of key talent. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $9,361.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Epitome from the Epitome Effective Date. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in the notes to the Company’s consolidated financial statements for the year ended June 30, 2014.

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	9,755
Amounts receivable	9,361
Prepaid expenses and deposits	67
Investment in film and television programs	6,771
Property and equipment	6,252
Intangible assets	4,724
Goodwill	14,518
51,448
Less: Liabilities assumed
Accounts payable and accrued liabilities	3,262
Deferred revenue	1,495
Interim production financing	6,762
Deferred income taxes	3,700
15,219
36,229

The Company will finalize the purchase price allocation upon completion the determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this process will be recorded as an adjustment to the purchase price allocation.

(4)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

5	Amounts receivable

	September 30,	June 30,
	2014	2014
	$	$
Trade receivables	66,609	47,353
Less: provision for impairment of trade receivables	(4,136)	(3,730)
	62,473	43,623

Goods and services taxes recoverable	3,226	3,618
Federal and provincial film tax credits and other government assistance	39,964	43,274

	105,663	90,515
Long-term amounts receivable	5,917	5,774
Amounts receivable	111,580	96,289

The aging of trade receivables is as follows:

	September 30,	June 30,
	2014	2014
	$	$
Less than 60 days	53,905	37,532
Between 60 to 90 days	3,775	1,393
Over 90 days	4,793	4,698
	62,473	43,623

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Included in the trade receivables as at September 30, 2014 are balances of $11,685 related to DHX Television.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any impaired receivables.

Provision for impairment of trade receivables:

	September 30,	June 30,
	2014	2014
	$	$
Opening balance	3,730	1,086
Provision for receivables	382	2,239
Receivables written off during the year	–	(33)
Recoveries of receivables previously provided for	–	(149)
Exchange differences	24	587
Closing balance	4,136	3,730

(5)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

6	Investment in film and television programs

	September 30,	June 30,
	2014	2014
	$	$
Development costs	2,818	2,406
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	20,426	13,919
Acquired participation rights - theatrical and non-theatrical
Cost	99,034	99,034
Accumulated expense	(24,903)	(22,535)
	74,131	76,499
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	262,554	257,714
Accumulated expense	(204,899)	(197,517)
Accumulated write-down of investment in film and television programs	(6,390)	(6,390)
	51,265	53,807
Program and film rights - broadcasting
Cost	22,169	–
Accumulated expense	(6,263)	–
	15,906	–
	164,546	146,631

All program and film rights noted above relate to the operations of DHX Television.

The Company expects that 9% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2015. The Company expects that 44% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2017. The Company expects that over 67% of the costs related to productions completed will be realized by June 30, 2019.

During the three-month ended September 30, 2014, interest of $269 (September 30, 2013 - $264) has been capitalized to investment in film and television programs.

The continuity of investment in film and television programs is as follows:

	September 30,	June 30,
	2014	2014
	$	$
Net opening investment in film and television programs	146,631	116,994
Productions acquired (note 4 (ii))	–	31,361
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	10,322	32,626
Increase in development costs	412	1,056
Expense of investment in film and television programs	(9,750)	(37,273)
Increase of program and film rights	5,016	–
Expense of program and film rights	(6,263)	–
Write-down of certain investment in film and television programs	–	(984)
Exchange differences	1,025	2,851
Program and film rights acquired (note 4 (ii))	17,153	–
	164,546	146,631

(6)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

7	Intangible assets

	Broadcast	Broadcaster	Customer
	licenses	relationships	relationships	Brands	Other	Total
	$	$	$	$	$	$
For the year ended June 30, 2014
Opening net book value	–	3,687	11,298	12,332	639	27,956
Epitome acquisition (note 4 (ii))	–	–	–	4,724	–	4,724
Ragdoll acquisition	–	–	–	2,699	–	2,699
Amortization	–	(816)	(1,339)	(1,607)	(62)	(3,824)
Additions	–	–	–	–	308	308
Foreign exchange differences	–	–	1,653	474	–	2,127
Net book value	–	2,871	11,612	18,622	885	33,990
At June 30, 2014
Cost	–	7,362	11,820	21,851	2,927	43,960
Accumulated amortization	–	(4,505)	(2,047)	(3,773)	(2,042)	(12,367)
Foreign exchange differences	–	14	1,839	544	–	2,397
Net book value	–	2,871	11,612	18,622	885	33,990
For the three months ended September 30, 2014
Opening net book value	–	2,871	11,612	18,622	885	33,990
Channel acquisition (note 4 (i))	92,050	–	–	5,600	–	97,650
Amortization	–	(206)	(311)	(555)	(28)	(1,100)
Additions	–	–	–	26	–	26
Foreign exchange differences	–	(2)	(71)	(30)	–	(103)
Net book value	92,050	2,663	11,230	23,663	857	130,463
At September 30, 2014
Cost	92,050	7,362	11,820	27,477	2,927	141,636
Accumulated amortization	–	(4,711)	(2,358)	(4,328)	(2,070)	(13,467)
Foreign exchange differences	–	12	1,768	514	–	2,294
Net book value	92,050	2,663	11,230	23,663	857	130,463

All broadcast licenses relate to the operations of DHX Television.

(7)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

8	Goodwill

The continuity of goodwill is as follows:

	September 30,	June 30,
	2014	2014
	$	$
Opening net book value	103,483	81,840
Acquired on DHX Television (note 4 (i))	54,911	–
Acquired on Ragdoll	–	4,485
Acquired on Epitome (note 4 (ii))	–	14,518
Exchange differences	(125)	2,640
	158,269	103,483

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2014 and June 30, 2013 in accordance with its policy described in note 3 of the Company’s consolidated financial statements for the year ended June 30, 2014. For the purposes of allocating goodwill, the Company has determined that it has three Cash Generating Units (“CGU’s”), its production, distribution and licensing of film and television programs business, CPLG, a subsidiary of Cookie Jar acquired during 2013, which manages copyrights, licensing and brands for third parties and DHX Television (note 4 (i)). The Company determined none of the goodwill related to the acquisition of Cookie Jar related to CPLG. Pursuant to the Company’s preliminary purchase price allocation (note 4 (i)), goodwill of $54,911 has been allocated to DHX Television.

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	September 30,	June 30,
	2014	2014
	$	$
Bank indebtedness	10,000	4,930
Interim production financing	35,295	35,955
Long-term debt and obligations under finance leases	230,340	70,444
Interest bearing debt and obligations under finance leases	275,635	111,329
Amount due within 12 months	(67,965)	(49,411)
Amount due beyond 12 months	207,670	61,918

a)	Bank indebtedness

On July 31, 2014, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. Of the bank indebtedness outstanding at September 30, 2014, the amount payable in Canadian dollars was CDN$10,000 (June 30, 2014 – CDN $nil) and pound sterling was GBP £nil (June 30, 2104 – GBP £2,700).

(8)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

a)	Bank indebtedness (continued)

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Amended Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Amended Guarantors.

b)	Interim production financing

	September 30,	June 30,
	2014	2014
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.75% - 12%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $45,661 at September 30, 2014 (June 30, 2014 - $50,625). Certain facilities are secured by a restricted cash balance of $16 at September 30, 2014 (June 30, 2014 - $32)	35,295	35,955

During the three months ended September 30, 2014, the $CDN bank prime rate averaged 3.00% (year ended June 30, 2014 – 3.00%).

Federal and provincial film tax credits receivable (see note 5) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid.

(9)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases

	September 30,	June 30,
	2014	2014
	$	$

Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility (note 9 (a)), net of issue costs of $6,578 (June 30, 2014 - $1,507)	229,624	69,941
Obligation under various finance leases, with total quarterly instalments of $118, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from December 2014 to February 2019 of which $87 is denominated in USD (June 30, 2014 - $52)	716	503
	230,340	70,444
Less: Current portion	(22,670)	(8,526)
	207,670	61,918

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014 provides for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019, repayable in annual amortization payments (as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, commencing with the first full financial quarter following the closing of DHX Television with the remaining amount due on maturity. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Amended Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Amended Guarantors of the Amended Term Facility outstanding. As at September 30, 2014, the amount payable in US dollars was US$42,346 (June 30, 2014 -US$42,346), and pound sterling was GBP £nil (June 30, 2014 – GBP £14,383).

The Amended and Restated Senior Secured Credit Agreement requires that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be initially maintained at less than 4.5 times, incrementally declining to less than 2.5 times by June 30, 2017; and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

The Company is in compliance with these ratios.

(10)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ending June 30, 2015	18,012
2016	23,853
2017	23,722
2018	23,643
Beyond 2019	147,688

The Company has the following undrawn borrowing facilities:

	September 30,	June 30,
	2014	2014
	$	$
Bank indebtedness	20,000	15,070

10	Share capital and contributed surplus

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting Unlimited common shares without nominal or par value

Preferred Variable Voting Shares

Subsequent to period end, on November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of the transfer, the Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

(11)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

10	Share capital and contributed surplus (continued)

b)	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively.

During the three months ended September 30, 2014, the Company issued 3,870 common shares, at an average price of $6.98, respectively as part of the Company’s employee share purchase plan.

During the three months ended September 30, 2014, 153,750 shares were issued out of treasury at an average price of $0.94 upon exercise of options.

c)	Stock options

On August 6, 2014, 1,375,000 stock options were issued to employees at $7.13 per share, vesting immediately and over four years and based on achieving certain benchmarks, expiring on August 6, 2019.

During the three months ended September 30, 2014, 153,750 stock options were exercised at an average price of $0.94 per share for total proceeds of $145.

(12)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

11	Government financing and assistance

During the three months ended September 30, 2014, investment in film and television programs was reduced by $2,603 (year ended June 30, 2014 - $1,502) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the three months ended September 30, 2014, investment in film has also been reduced by $3,235 (year ended June 30, 2014 - $4,325) related to non-repayable contributions from the Canadian Television Fund license fee program. During the three months ended September 30, 2014, investment in film and television programs has been reduced by $3,908 (year ended June 30, 2014 - $10,832) for tax credits relating to production activities. Lastly, during the three months ended September 30, 2014, the Company received $6,663, in government financing and assistance (year ended June 30, 2014 - $17,241).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 37% of total amounts receivable at September 30, 2014 (June 30, 2014 - 50%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

12	Income taxes

Significant components of the Company’s deferred income tax liability as at September 30, 2014 and June 30, 2014 are as follows:

	September 30,	June 30,
	2014	2014
	$	$
Broadcast licenses	(12,197)	–
Tangible benefit obligation	3,767	–
Leasehold inducement	195	195
Foreign tax credits	303	303
Deferred production revenue	40	40
Participation payables and capital lease obligations and other liabilities	64	64
Property and equipment	(1,187)	(1,214)
Share issuance costs and deferred financing fees	1,224	1,317
Investment in film and television programs	(12,804)	(12,528)
Intangible assets	(5,960)	(4,546)
Non-capital losses and other	7,303	5,335

Deferred income tax liability	(19,252)	(11,034)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $11,990 at September 30, 2014 (June 30, 2014 - $10,015).

(13)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

12	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (September 30, 2013 - 31%)	(3,140)	1,066
Income taxes increased (decreased) by:
Share-based compensation	188	183
Non-deductible acquisition costs	552
Tax rate differential	225	171
Other	(223)	(126)

Provision for income taxes	(2,398)	1,294

As at September 30, 2014, the Company has losses carried forward of $1,200 for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. In fiscal 2015, the Company’s effective tax rate is estimated to be 31% (2014 - 34%) based on jurisdictions in which the income was earned.

13	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$
Finance income
Interest income	101	36
Net foreign exchange gain	1,816	521
	1,917	557
Finance expense
Interest expense on bank indebtedness	473	63
Accretion of tangible benefit obligation	143	–
Interest expense on long-term debt and obligations under finance leases	3,015	551
	3,631	614
Net finance expense	(1,714)	(57)

(14)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

14	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$
Investment in film and television programs
Direct production and new media costs	3,438	3,301
Expense of film and television programs	7,382	7,775
Expense of film and program rights for broadcasting	6,263	–
Expense of acquired library	2,368	1,783
Development expenses and other	240	–
Office and administrative	4,890	2,708
Tangible benefit obligation expense	14,215	–
Finance expense, net	1,714	57
Investor relations and marketing	236	232
Professional and regulatory	3,922	1,457
Amortization of property and equipment and intangible assets	1,671	1,349
	46,339	18,662
The following sets out the components of employee benefits expense:
Salaries and employee benefits	5,934	4,298
Share-based compensation	606	590
Termination benefits	283	–
	6,823	4,888
	53,162	23,550

15	Financial instruments

a)	Credit risk

Credit risk arises from cash, restricted cash and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The maximum exposure to credit risk for cash, restricted cash, deposits and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

(15)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

15	Financial instruments (continued)

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $2,500 to $3,000 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and maintaining revolving credit facilities (note 9). As at September 30, 2014, the Company had cash on hand of $23,859 (June 30, 2014 - $26,679).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits (note 5) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At September 30, 2014, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have less than a $500 effect on net income and comprehensive income.

(16)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

15	Financial instruments (continued)

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$
Bank indebtedness	10,000	10,000	–	–	–
Accounts payable and accrued liabilities	78,533	78,533	–	–	–
Interim production financing	35,295	35,295	–	–	–
Other liability	14,838	–	4,946	4,946	4,946
Long-term debt	236,202	23,177	40,475	172,550	–
Finance lease obligations	716	366	281	69	–
	375,584	147,371	45,702	177,565	4,946

Payments noted above do not include interest and are not discounted.

f)	Fair values

The carrying amounts reported on the financial statements for cash, restricted cash, accounts payable and accrued liabilities and current portion of long-term debt and obligations under finance leases all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Bank indebtedness and portions of interim production financing were renegotiated during the current period to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the non-current portion of long-term debt and obligations under capital leases is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

	September 30, 2014		June 30, 2014
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Foreign currency forward contracts	(7)	(7)	212	212
Long-term debt and obligations under finance leases	207,670	213,375	61,918	62,772

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(17)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

15	Financial instruments (continued)

g)	Fair value hierarchy

Financial instruments recorded at fair value on the consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the consolidated balance sheets as at September 30, 2014, classified using the fair value hierarchy described above:

	Level 1	Level 2	Level 3
	$	$	$
Foreign currency contracts	–	(7)	–
Long-term investments	–	–	230

Foreign currency contracts

At September 30, 2014, the Company had notional principal of approximately $1,704 (June 30, 2014 - $4,610) in contracts to sell US dollars. The carrying value of these contracts is the fair value based on exchange rates at September 30, 2014. The contracts expire at various dates between December 15, 2014 and April 30, 2015.

(18)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

16	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ending June 30, 2015	3,498
2016	4,349
2017	3,436
2018	1,420
beyond 2019	1,043

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at September 30, 2014, related to the above matters is estimated at $400.

17	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties. During the three months ended September 30, 2014, the Company declared dividends totalling $1,517 (three months ended September 30, 2013 - $1,132), which was accrued in these financial statements and paid subsequent to September 30, 2014. The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	September 30,	June 30,
	2014	2014
	$	$
Total bank indebtedness, long-term debt and obligations under finance leases	240,340	75,374
Less: Cash	(23,859)	(26,679)
Net debt	216,481	48,695
Total Shareholders’ Equity	211,984	223,349
	428,465	272,044

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company has been in compliance with all debt covenants of the Amended and Restated Senior Secured Credit Facility.

(19)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

18	Earnings per common share

a)	Basic

Basic earnings per share are calculated by dividing the net income (loss) by the weighted average number of common shares in issue during the period.

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$
Net income (loss)	(7,733)	2,158
Weighted average number of common shares	119,893,665	102,777,511
Basic earnings (loss) per share	(0.06)	0.02

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three months ended September 30, 2014, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

For the three months ended September 30, 2013, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 3,737,971.

	September 30,	September 30,
	2014	2013
	$	$
Net income (loss)	(7,733)	2,158
Weighted average number of common shares	119,893,665	106,515,482

Diluted earnings (loss) per share	(0.06)	0.02

(20)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

19	Net change in other non-cash balances related to operations

	September 30,	September 30,
	2014	2013
	$	$
Increase in amounts receivable	(6,999)	(2,984)
Increase in prepaid expenses and deposits	190	329
Decrease (increase) in long-term amounts receivable	(143)	1,007
Increase (decrease) in accounts payable and accrued liabilities	(2,105)	2,003
Increase (decrease) in deferred revenue	7,076	(8,415)
	(1,981)	(8,060)
During the years, the Company paid and received the following:
Interest paid	3,111	885
Interest received	101	36
Taxes paid	49	8

20	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic or any other basis. The Company has determined that it has three reportable segments for disclosure purposes the Core Business, CPLG, a subsidiary of Cookie Jar acquired during 2013, which manages copyrights, licensing and brands for third parties and DHX Television (note 4 (i)).

	Three months ended September 30, 2014
		DHX	Core
	CPLG	Television	Business	Consolidated
	$	$	$	$
Revenues	2,796	13,988	26,247	43,031
Direct production cost and expenses, general and administrative expenses	2,760	9,088	19,556	31,404
Segment profit	36	4,900	6,691	11,627

Amortization				1,671
Finance expense, net				1,714
Acquisition costs				3,918
Other expense, net				14,455
Loss before income taxes				(10,131)

Non-current assets
Long-term amounts receivable	–	–	5,917	5,917
Deferred financing fees	–	–	842	842
Property and equipment	707	250	12,169	13,126
Long-term investment	–	–	230	230
Intangible assets	14,181	97,650	18,632	130,463
Goodwill	–	54,911	103,358	158,269
	14,888	152,811	141,148	308,847

(21)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

20	Revenues and segmented information (continued)

	Three months ended September 30, 2013
		Core
	CPLG	Business	Consolidated
	$	$	$
Revenues	2,489	24,513	27,002
Direct production cost and expenses, general and administrative expenses	2,523	18,388	20,911
Segment profit (loss)	(34)	6,125	6,091
Amortization			1,349
Finance expense, net			57
Other expense, net			1,233
Income before income taxes			3,452

Non-current assets
Long-term amounts receivable	–	2,170	2,170
Deferred financing fees	–	633	633
Property, plant and equipment	804	4,118	4,922
Long-term investment	–	330	330
Intangible assets	13,121	15,812	28,933
Goodwill	–	89,472	89,472

	13,925	112,535	126,460

The following table presents further details on revenue derived from the following areas:

	Three months ended
	September 30,	September 30,
	2014	2013
	$	$
Core Business
Production revenue	5,560	10,581
Distribution revenue	9,990	6,962
Producer and service fee revenue	6,639	4,107
Merchandising and licensing and other revenue	4,058	2,863
	26,247	24,513
DHX Television	13,988	–
CPLG	2,796	2,489
	43,031	27,002

Of the Company’s $43,031 in revenues for the three months ended September 30, 2014 (three months ended September 30, 2013 - $27,002), $38,663 was attributable to the Company’s entities based in Canada (three months ended September 30, 2013 - $19,574), $1,540 (three months ended September 30, 2013 - $2,243) was attributable to the Company’s entities based in the USA and $2,828 (three months ended September 30, 2013 - $5,185) was attributable to the Companies entities based outside of Canada and the USA.

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DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended September 30, 2014

(expressed in thousands of Canadian dollars)

20	Revenues and segmented information (continued)

As at September 30, 2014, the following non-current assets were attributable to the Company’s entities based in the USA: $267 of property and equipment, $273 of intangible assets, and $692 of goodwill (June 30, 2014 - $266, $471, $657, respectively). As at September 30, 2014, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $707 of property and equipment, $14,181 of intangible assets and $4,984 of goodwill (June 30, 2014 - $787, $14,573, and $5,012 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

21	Accumulated other comprehensive income (loss)

As at September 30, 2014, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $4,096 (June 30, 2014 - $1,203).

22	Subsequent events

i)	On November 13, 2014, the Company acquired a library of 151 television series, feature films and television specials, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment LLC and Alliance Atlantis International Distribution, LLC a Delaware Limited Liability Company (collectively, “Echo Bridge”) for US $12.0 million in cash, which was financed through a US $12.0 million extension of the Company’s Amended and Restated Senior Secured Credit Agreement. The acquisition of these library assets adds approximately 1,830 half hours to the Company’s existing library.

ii)	Subsequent to September 30, 2014, 283,750 options were exercised by an employee to acquire common shares for proceeds of $391, and the Company granted 1,095,000 options to officers and employees to acquire common shares at an exercise price of $8.27 per share, expiring five years from the date of grant.

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